November 22, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Margaret Schwartz and Dorrie Yale

Re:	Future Health ESG Corp. Preliminary Proxy Statement on Schedule 14A

Filed November 9, 2022

File No. 001-40788

Ladies and Gentlemen:

Future Health ESG Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 16, 2022, regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on November 9, 2022 (the “Preliminary Proxy”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in the definitive proxy statement filed with the Commission on November 22, 2022 (the “Definitive Proxy”).

Preliminary Proxy on Schedule 14A, Filed November 9, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company respectfully advises the Staff that Future Health ESG Associates 1, LLC, the sponsor of the Company, is not, and is not controlled by, a non-U.S. person. It has no members who are non-U.S. persons and has no substantial ties with a non-U.S. person. The Company has also revised the disclosure on page 9 of the Definitive Proxy. Such risk factor is included below.

The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our initial business combination.

CFIUS has authority to review direct or indirect investments whereby a foreign person acquires “control” over or, for more sensitive businesses involving critical technology, critical infrastructure, and sensitive personal data, certain types of non-controlling rights in U.S. businesses. Some transactions within the jurisdiction of CFIUS trigger a mandatory CFIUS filing requirement. Otherwise, notifying CFIUS of a transaction within its jurisdiction is voluntary. CFIUS can reach out to parties to transactions within its jurisdiction that did not notify CFIUS and request that the parties submit a CFIUS notice and can self-initiate national security reviews. If CFIUS identifies national security concerns in connection with its review of an investment, CFIUS has the power to impose measures to mitigate such concerns and, in extreme cases, require the foreign person to divest of the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, whether the investor/acquiror of the U.S. business is a “foreign person” or “foreign entity,” the nature and structure of the transaction, the level of beneficial ownership interest being acquired, and the nature of any information or governance rights acquired by the foreign investor. None of the directors or officers of the Company is a non-U.S. person. The Sponsor of the Company is not, and is not controlled by, a non-U.S. person. It has no members who are non-U.S. persons and has no substantial ties with a non-U.S. person. We do not believe that the Company will be a “foreign entity” under the CFIUS regulations, but we cannot predict whether CFIUS would treat the Company as a foreign person/entity or whether CFIUS would consider our initial business combination as a covered transaction.

Our initial business combination may be subject to CFIUS review, depending on the ultimate share ownership of the combined company following our business combination and other factors. As a result, the pool of potential targets with which we could complete an initial business combination may be limited. If we think the risk that our initial business combination will trigger a mandatory CFIUS filing is low and that our initial business combination otherwise does not raise sensitive national security concerns, we may determine to proceed with the transaction without notifying CFIUS and risk CFIUS intervention before or after closing the transaction. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may prevent our initial business combination from occurring within the applicable time period required under our Amended and Restated Certificate of Incorporation. If we are unable to consummate our initial business combination within the applicable time period required under our Amended and Restated Certificate of Incorporation, we will be required to wind up, redeem and liquidate. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through our initial business combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.

We thank the Staff for its review of the foregoing and the Definitive Proxy. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372.

Sincerely,

By:	/s/ Bradley A. Bostic
Name: Bradley A. Bostic
Title: Chief Executive Officer, Future Health ESG Corp.